121 High Street Boston, Massachusetts 02110 Telephone (617) 951-1365 polariscapital.com

December 13, 2013

Mr. Stacey E. Hong, President
Atlantic Fund Administration, LLC
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE:	Expense Limitation Agreement

Dear Mr. Hong:

Polaris Capital Management, LLC (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses and extraordinary expenses) for the Polaris Global Value Fund (the "Fund"), a series of the Forum Funds (the "Trust"), do not exceed 0.99% for the period from January 1, 2014, through April 30, 2015.

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will renew automatically for one-year terms unless the Adviser provides written notice of its termination at least 90 days prior to the end of the then current term.

Very truly yours,

POLARIS CAPITAL MANAGEMENT, LLC

By: /s/ Bernard R. Horn, Jr.
Name: Bernard R. Horn, Jr.
Title: President